Exhibit 99.1

Sportradar Appoints Sameer Deen as Chief Operating Officer

Seasoned Industry Leader Brings Extensive Sports Betting and Digital Experience to Drive the Company’s Next Phase of Growth and Strategic Innovation

ST. GALLEN, Switzerland, April 28, 2026 – Sportradar Group AG (Nasdaq: SRAD)(“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced that gaming and digital industry executive Sameer Deen has been named Chief Operating Officer (COO) of the Company, effective May 18, 2026. He will report directly to Sportradar’s Chief Executive Officer, Carsten Koerl.

In his role as COO, Mr. Deen will oversee commercial and operations while collaborating closely with the executive leadership team to advance the organization’s strategy and growth. With a unique blend of strategic vision and proven operational expertise, Mr. Deen brings more than 25 years of experience across the sports betting, media, and digital commerce industries to his new position. Most recently, Mr. Deen served as Chief Commercial Officer & President at Entain plc (LSE: ENT), an international sports betting and gaming entertainment company where he was instrumental in scaling its commercial footprint and driving operational efficiencies. His appointment comes as Sportradar continues to strengthen its position as the leading global provider of sports data, technology, and content solutions to the sports betting, media, and sports industries worldwide.

Mr. Koerl said: “We are thrilled to have Sameer join our executive team at such a transformative time for our industry. With his expertise in sports betting and digital media, combined with a proven ability to scale businesses and build top-performing teams, he is well-positioned to drive and optimize our commercial operations and partnerships forward. His leadership will be a tremendous asset as we continue to innovate and strengthen our position as a global leader in sports technology and serve the evolving needs of our clients and partners.

Previously, Mr. Deen served as Chief Digital Officer and Senior Vice President of Digital at Univision Communications, Inc., an international media company, where he oversaw a diverse portfolio of brands with significant digital audience engagement. His experience also includes senior leadership positions at Scripps Networks Interactive, a US media company, and entrepreneurial ventures including founding and leading a technology startup from concept to successful operation.

Mr. Deen said: “Sportradar sits at the dynamic intersection of sports, technology, and user experiences – areas where I’ve built my career and passion. Their relentless focus on innovation and the incredible team they’ve built have been instrumental in delivering unparalleled experiences for fans while optimizing client’s business performance. I’m looking forward to working with Carsten and the team in writing Sportradar’s next chapter, helping sportsbooks navigate and grow within the evolving sports product landscape.”

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Media:
Sandra Lee
sandra.lee@sportradar.com

Investor Relations:
Jim Bombassei
j.bombassei@sportradar.com